Exhibit 99.3

Hello Everyone,

My name is Marina Zilliacus and I’m on the Research team here at Masterworks.

Today we’re excited to bring you xTxrxixpxlxex xPxoxrxtxrxaxixtx xfxrxoxmx xtxhxex xYxaxrxdx by the late artist, Barkley Hendricks.

Hendricks was a leading figure in late 20th-century portraiture, and is internationally celebrated for his personal and naturalistic depictions of contemporary Black subjects.

His market boasts a 60.3% Annual Record Price Growth rate based on data from selected sales occurring from May 2008 to December 2022, and his top auction record is $6.1M based on a sale at Christie’s New York in May of 2023.

Executed in 2012, the artwork is a late-career example of Hendricks’ portrait painting practice, which utilized Old Master painting techniques to foreground contemporary Black subjects.

So why do we like this painting? Three reasons:

One: We believe this work has potential upside with a similar sales appreciation rate of 41.7% from October 2009 to May 2023.

Two: The work is fresh to market, having been held in the same private collection since it was originally exhibited at and sold by Jack Shainman Gallery.

Three: Masterworks owns one other painting by Hendricks, Selina (Star), while different from this offering, based on a review of similar sales, the shares of that offering have more than doubled in value as of June 30, 2023. The performance of Star is not indicative of the future performance of this work.

Thank you for joining us, and we look forward to bringing you this amazing work by Barkley L. Hendricks